Exhibit 99.1

Axon employees offered chance at high-risk, high-reward compensation - just like Elon Musk
Plan encourages employees to stick with the company for at least a decade

Axon Enterprise Inc.’s U.S.-based employees are being asked whether they want to take part in a plan announced Wednesday that gives them a chance to participate in a high-risk, high-reward compensation model.

Every employee will get 60 special restricted stock units in January, and more than 500 employees who make over $100,000 a year can decide to invest between 5 percent and 50 percent of their salary to select how much to put at risk in Axon’s new eXponential Stock Performance Plan.

The plan is modeled after Axon CEO and co-founder Rick Smith’s own compensation plan, which he announced in February.
Smith agreed to relinquish his salary and only get paid if his Scottsdale-based law enforcement technology company meets specific milestones under the 10-year plan, which has 12 specific milestones.

It’s a potentially all-or-nothing plan that could net Smith $1 billion if all the milestones are reached. Smith will get a payout in stock options, whereas everyone else would be paid in stock, he said.

The plan is not only dependent on how well the company performs, but also how well the stock market does.

While employees won’t be able to invest their entire salary like Smith, the buy-in is expected to fundamentally change the way Axon employees think about their jobs, Smith said.

“This makes everybody more of an owner,” he said. “I think this has the potential to unlock [more] creativity and energy from our employees. We’re competing against tech people who want a high-risk return, and now we have a comp plan that appeals to them, but it will take a decade to get there.”

The plan also encourages employees to stay with the company for the next 10 years. If they leave early and they’re a part of the plan, they’ll lose money, Smith said.

“I think this will help with creating a sense of mission and retention,” he said. “You’ve got to be committed. This is not something you want to do if you want to job hop. Pretty much everyone can make a lot more money by staying with us.”

Axon’s market cap will have to grow to $13.5 billion - about five times what it is currently - before the award will be fully vested. Key revenue and profitability goals also will need to be achieved for Smith and employees to get paid.

Axon's performance plan is modeled after the compensation plan for Tesla CEO Elon Musk, which the New York Times said in January may be the “boldest pay plan in corporate history.”

However, it’s the first time a company has offered the plan to all of its employees, according to Smith.

After Smith decided to start the 10-year compensation plan, Axon employees told him they were excited to help him reach his goal. Smith cringed, thinking his employees should want to reach the milestones because they would benefit as well.

“I wanted to make this inclusive. I want a payout to be more than regular comp if they help us achieve a really difficult plan,” Smith said. “We’re all going to be popping champagne together or sad if we fail.”

There are 12 clusters of market cap milestones that must be met, starting with a $2.5 billion market cap. Axon has exceeded that market cap, with today’s market cap at $2.64 billion. The market cap milestones rise $1 billion each cluster until it reaches $13.5 billion.

Smith said it will be at least three years until the company hits any of its milestones. If employees want to opt in, they’re picking up their annualized dollar value for the next nine years.

For example, if an employee puts in $10,000 a year, or $90,000 over the next nine years, and Axon’s stock delivers both a 20 percent revenue and profit growth, the stock price would be $258. In that scenario, with all 12 milestones met, the employee would get $1.54 million in stock from the initial $90,000 put in, Smith said.

Essentially, for every dollar employees put in, they will get $27 worth of stock at risk, he added.
“The difference here is the risk,” Smith said. “It creates a long-term incentive.”

The plan still must get shareholder approval, but Smith said the shareholders he’s talked to are excited and supportive. The date for the shareholder meeting has not yet been set.

In 2017, Smith’s regular salary was $350,000 and his total target direct compensation was $2.054 million. Smith’s salary was reduced in 2018 to $24,000 pursuant to his participation in the CEO Performance Award, according to an SEC filing.

Axon’s stock (Nasdaq: AAXN) was trading today around $45, which is closer to its 52-week low of $24.50 than its high of $76.45.